UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Origen Financial, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

68619E 20 8
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 16 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,973,451
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,973,451

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,973,451

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     7.7%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,346,615	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,346,615	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,346,615

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    5.2%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 14,375	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 14,375	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    14,375

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons.
   Robotti & Company Advisors, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,332,240	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,332,240	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,332,240

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    5.2%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons.
   Kenneth R. Wasiak
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

---

3. SEC Use Only

---

4. Source of Funds
   AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 626,836
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 626,836

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    626,836

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    2.4%

---

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

3. SEC Use Only

4. Source of Funds
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 626,836	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 626,836	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     626,836

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     2.4%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 626,836
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 626,836

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    626,836

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.4%

14. Type of Reporting Person (See Instructions)
    PN

Item 1.   Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Origen Financial, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.

Item 2.   Identity and Background

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, and RMC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Reporting Persons other than Mr. Wasiak, RIC and RMC is 52 Vanderbilt Avenue, New York, New York, 10017. RMC's and RIC's address is 104 Gloucester Road, Massapequa, New York, New York, 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 14,375 shares of the Common Stock held by Robotti & Company is $78,808.51 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 1,332,240 shares of the Common Stock held by Robotti Advisors is $8,303,969.19 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 626,836 shares of the Common Stock held by RIC is $3,792,831.16 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

(a)-(j). The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of December 27, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	1,973,451	0	1,973,451	7.7%
ROBT (1)(2)(3)	1,346,615	0	1,346,615	5.2%
Robotti & Company (1)(2)	14,375	0	14,375	**
Robotti Advisors (1)(3)	1,332,240	0	1,332,240	5.2%
Wasiak (1)(4)	626,836	0	626,836	2.4%
RMC (1)(4)	626,836	0	626,836	2.4%
RIC (1)(4)	626,836	0	626,836	2.4%

   * Based on 25,785,901 shares of Common Stock, $0.01 par value, outstanding as of October 30, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006.

   ** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 14,375 shares of Common Stock owned by the discretionary customers of Robotti & Company.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 1,332,240 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 626,836 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by Robotti Advisors and RIC in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti Advisors' Advisory Clients	12/05/2006	1,500	BUY	$5.96
Robotti Advisors' Advisory Clients	12/13/2006	800	BUY	$5.7081
Robotti Advisors' Advisory Clients	12/15/2006	23,700	BUY	$5.494
Robotti Advisors' Advisory Clients and RIC	12/15/2006	35,800	BUY	$5.4948
Robotti Advisors' Advisory Clients	12/18/2006	15,133	BUY	$5.5486
Robotti Advisors' Advisory Clients and RIC	12/18/2006	300,000	BUY	$5.57
Robotti Advisors' Advisory Clients	12/19/2006	4,867	BUY	$5.60
Robotti Advisors' Advisory Clients	12/20/2006	25,000	BUY	$5.56
Robotti Advisors' Advisory Clients	12/21/2006	263,956	BUY	$5.569
RIC	12/21/2006	237,100	BUY	$5.57
Robotti Advisors' Advisory Clients	12/22/2006	21,236	BUY	$5.5547

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 27, 2006 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

        The following documents is filed herewith:

1.   Joint Filing Agreement dated as of December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2006

                                                                        Robotti & Company, Incorporated

___/s/ Robert E. Robotti_____   By: /s/ Robert E. Robotti_____
    Robert E. Robotti   Name: Robert E. Robotti
                                                                             Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated   By: Robotti & Company, Incorporated

By: /s/ Robert E. Robotti_____   By: /s/ Robert E. Robotti_____
    Name: Robert E. Robotti   Name: Robert E. Robotti
    Title: President and Treasurer   Title: President and Treasurer

    /s/ Kenneth R. Wasiak_____
    Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti_____   By: Ravenswood Management Company, L.L.C.
    Name: Robert E. Robotti   Its General Partner
    Title: Managing Member

                                                                    By: /s/ Robert E. Robotti_____
                                                                        Name: Robert E. Robotti
                                                                        Title: Managing Member

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof. The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

(The remainder of this page was intentionally left blank)

Exhibit Index

The following document is filed herewith:

	Exhibit	Page
(1)	Joint Filing Agreement dated as of December 27, 2006 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.	Page 16

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

       The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to Common Stock, $0.01 par value, of Origen Financial, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 27, 2006

                                                    Robotti & Company, Incorporated

   /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
   Robert E. Robotti   Name: Robert E. Robotti
                                                Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: Robotti & Company, Incorporated   By: Robotti & Company, Incorporated

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
     Name: Robert E. Robotti   Name: Robert E. Robotti
     Title: President and Treasurer   Title: President and Treasurer

     /s/ Kenneth R. Wasiak
     Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
     Name: Robert E. Robotti   Its General Partner
     Title: Managing Member

                                             By: /s/ Robert E. Robotti
                                               Name: Robert E. Robotti
                                                Title: Managing Member